UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Fidelity National Financial, Inc.
(Name of Issuer)

FNFV Group Common Stock, par value $0.0001 per share
(Title of Class of Securities)

31620R402
(CUSIP Number)

KEITH MEISTER
PATRICK DOOLEY
CORVEX MANAGEMENT LP
712 Fifth Avenue, 23rd Floor
New York, New York 10019
(212) 474-6700

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 30, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 31620R402

1	NAME OF REPORTING PERSON CORVEX MANAGEMENT LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,094,572
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 6,094,572
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,094,572
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON PN; IA

CUSIP NO. 31620R402

1	NAME OF REPORTING PERSON KEITH MEISTER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,094,572
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 6,094,572
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,094,572
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON IN; HC

CUSIP NO. 31620R402

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the FNFV Group common stock, par value $0.0001 per share (the “Shares”) of Fidelity National Financial, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 601 Riverside Avenue, Jacksonville, Florida 32204.

Item 2.	Identity and Background.

(a)           This statement is filed by Corvex Management LP, a Delaware limited partnership (“Corvex”), with respect to the Shares beneficially owned by it, and Keith A. Meister, as the Managing Partner of Corvex. This statement relates to Shares held for the account of certain private investment funds for which Corvex acts as investment adviser, including Corvex Master Fund, LP, a Cayman Islands limited partnership, the general partner of which is controlled by Mr. Meister (collectively, the “Corvex Funds”).  The general partner of Corvex is also controlled by Mr. Meister.

Each of Corvex and Mr. Meister is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal offices of each of Corvex and Mr. Meister is 712 Fifth Avenue, 23 Floor, New York, New York 10019.

(c)           The principal business of Corvex is serving as the investment adviser of the Corvex Funds, whose principal business is investing in securities.  Mr. Meister’s principal occupation is serving as the Managing Partner of Corvex.

(d)           None of Corvex, Mr. Meister or any of the Corvex Funds, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of Corvex, Mr. Meister or any of the Corvex Funds, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Meister is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Effective June 30, 2014, the Issuer completed a previously announced transaction whereby each outstanding share of the Company’s Class A Common Stock, par value $0.0001 per share, was reclassified into one share of FNF Group common stock, par value $0.0001 per share and 0.3333 of a share of the Shares (the “Recapitalization”).  The Reporting Persons acquired the Shares in connection with the issuance of the Shares in the Recapitalization.

CUSIP NO. 31620R402

Item 4.	Purpose of Transaction.

The disclosure in Item 3 is hereby incorporated by reference.  The Reporting Persons may from time to time have discussions with the Issuer regarding the business of the Issuer. The Reporting Persons intend to review their respective investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the Issuer's financial position and strategic direction, actions taken by the Board, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate, including: (i) acquiring additional Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of the Shares or the Issuer (collectively, “Securities”) of the Issuer in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; or (iii) engaging in any hedging or similar transactions with respect to the Securities.

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon approximately 92,000,000 Shares outstanding as reported in Exhibit 99.1 to the Issuer’s current report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on June 30, 2014.

As of the close of business on June 30, 2014, Corvex may be deemed to be the beneficial owner of 6,094,572 Shares, constituting collectively approximately 6.6% of the Shares outstanding.  By virtue of his position as control person of the general partner of Corvex, Mr. Meister may be deemed the beneficial owner of such Shares.

(b)           Corvex and Mr. Meister may be deemed to have sole power to vote and sole power to dispose of the Shares reported in this Schedule 13D.

(c)           The Reporting Persons have not engaged in any transactions in the Shares during the past 60 days.

(d)           The limited partners of (or investors in) each of the private investment funds, or their respective subsidiaries or affiliated entities, for which Corvex or its affiliates acts as general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On July 1, 2014, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

CUSIP NO. 31620R402

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement by and among Corvex Management LP and Keith Meister dated July 1, 2014.

CUSIP NO. 31620R402

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 1, 2014	CORVEX MANAGEMENT LP

	By:	/s/ Keith Meister
Keith Meister
Managing Partner

/s/ Keith Meister
KEITH MEISTER